Mail Stop 3561

March 14, 2008

Brandon Truaxe
President and Chief Executive Officer
Euoko Group Inc.
67 Mowat Avenue, Suite 535
Toronto, Ontario, Canada M6K 3E3

      RE: **Euoko Group Inc.**
              Item 4.01 Form 8-K filed March 13, 2008
              File No. 0-51163

Dear Mr. Truaxe:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. We agree with your disclosure that a change in accountants always takes place in a reverse acquisition when the same accounting firm is not the auditor for both the legal survivor and the accounting survivor; however, we do not agree with your disclosure that Schwartz Levitsky Feldman automatically became your new registered accounting firm, or that Weinberg became your predecessor. We believe the Board of Directors must make the determination of which firm they choose to dismiss. It appears the Board determined to retain Weinberg and dismiss Schwartz Levitsky Feldman. Please revise the disclosure to clarify these facts or advise if you believe no revision is necessary.

2. In paragraphs two, four and six you use the terms "terminated," "dismissed," and "resigned" with respect to Schwartz Levitsky Feldman. Please revise to use consistent terminology.

3. In the fourth paragraph you refer to Schwartz's most recent report. Please revise to provide disclosure with respect to their reports for either of the two most recent fiscal years.

4. We note that you have undertaken to file an amendment with letters from your former accountant(s) as exhibits stating whether or not they agree with the disclosures in the filing. Please note that you will need to file an updated letter or letters covering the disclosures as revised for the comments in this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosures in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, and respond to these comments within five business days or tell us when you will provide us with a response. Please provide the representations requested above and submit your response to these comments as an EDGAR correspondence file.   You may contact Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, me at (202) 551-3841 if you have questions regarding this letter.

Sincerely,

Michael Moran
Branch Chief